SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T 109

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

(1)	Names of Reporting Persons Ryo Kubota
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (Not Applicable)
(5)	Check of Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,250,654 (1)
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 10,250,654 (1)
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,250,654 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 28.1% (2)
(14)	Type of Reporting Person IN

(1) Does not include stock options to acquire 780,000 shares of the Issuer’s common stock (the “Common Shares”). None of these stock options are currently exercisable within 60 days of the date of this Schedule 13D and therefore the underlying Common Shares are not deemed to be beneficially owned by the Reporting Person under Rule 13d-3 of the Act as of the date of this Schedule 13D.

(2) Based on 36,507,106 Common Shares outstanding as of December 11, 2015 as reported on the Issuer’s Registration Statement on Form S-3 (File No.: 333-208692), filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2015.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by Ryo Kubota (the “Reporting Person”) with the SEC on February 2, 2015, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 filed with the SEC jointly by Dr. Kubota, Hikaru Shimura, Yoshitaka Kitao, and Yoichi Tsuchiya on February 24, 2015, March 3, 2015, March 17, 2015, and May 14, 2015, respectively (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 5 (this “Amendment”).

Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each item of the Statement remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 of the Statement is hereby amended and supplemented by the following:

On January 21, 2016, in connection with his role as the Issuer’s President and Chief Executive Officer, the Reporting Person was granted stock options (the “Stock Options”) to acquire 780,000 Common Shares at an exercise price of $10.14 per Common Share for Stock Options determined to be incentive Stock Options and $9.22 per Common Share for Stock Options determined to be nonqualified Stock Options, pursuant to the Issuer’s 2014 Equity Incentive Plan, as amended. No consideration was paid by the Reporting Person in connection with the issuance of these Stock Options.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

This Statement is being filed in connection with the grant of the Stock Options to the Reporting Person, which have the following vesting schedule (the “Vesting Schedule”):

A total of 390,000 of the Stock Options will vest incrementally over a three year period from the January 21, 2016 option grant date (the “Time Vesting Stock Options”) while the remaining 390,000 Stock Options shall vest incrementally based on the closing market price of the Common Shares on the Tokyo Stock Exchange (the “Market Value Vesting Stock Options”).

33% of the Time Vesting Stock Options, equal to 128,700 Time Vesting Stock Options, shall vest on January 21, 2017, while the remaining 67% of the Time Vesting Stock Options, or 261,300 Time Vesting Stock Options, shall vest on a pro-rata monthly basis from January 21, 2017 through January 21, 2019, with all Time Vesting Stock Options having been fully vested on January 21, 2019.

130,000 Market Value Vesting Stock Options shall vest on the first business day following the date upon which the price of the Common Shares at the close of trading on the Tokyo Stock Exchange reached or exceeded ¥1,102.32 per Common Share for thirty (30) consecutive trading days as reported in The Wall Street Journal, the Stock Data Search page maintained by the Tokyo Stock Exchange (located at: http://quote.tse.or.jp/tse_n/quote.cgi?F=listing%2FEDetail1&MKTN=T&QCODE=4589), or such other source as the Issuer’s officers deem reliable.

130,000 Market Value Vesting Stock Options shall vest on the first business day following the date upon which the price of the Common Shares at the close of trading on the Tokyo Stock Exchange reached or exceeded ¥1,469.76 per Common Share for thirty (30)

consecutive trading days as reported in The Wall Street Journal, the Stock Data Search page maintained by the Tokyo Stock Exchange (located at: http://quote.tse.or.jp/tse_n/quote.cgi?F=listing%2FEDetail1&MKTN=T&QCODE=4589), or such other source as the Issuer’s officers deem reliable.

130,000 Market Value Vesting Stock Options shall vest on the first business day following the date upon which the price of the Common Shares at the close of trading on the Tokyo Stock Exchange reached or exceeded ¥1,837.20 per Common Share for thirty (30) consecutive trading days as reported in The Wall Street Journal, the Stock Data Search page maintained by the Tokyo Stock Exchange (located at: http://quote.tse.or.jp/tse_n/quote.cgi?F=listing%2FEDetail1&MKTN=T&QCODE=4589), or such other source as the Issuer’s officers deem reliable.

The summary of the Vesting Schedule in this Item 4 is not complete and is qualified in its entirety by reference to the Notice of Stock Option and Stock Option Agreement between the Reporting Person and the Issuer (the “Stock Option Agreement”) which is filed as Exhibit 7.12 to this Amendment.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information contained in the cover page to this Statement is incorporated by reference into this item

(a) and (b)

As of the date hereof, the Reporting Person is the direct beneficial holder of 10,250,654 Common Shares and has sole voting and dispositive power over such Common Shares which represent approximately 28.1%* of the outstanding Common Shares. The Reporting Person also has 780,000 Stock Options, which vest in accordance with the Vesting Schedule outlined in Item 4 above. None of these Stock Options are currently exercisable within 60 days of the date of this Statement and therefore the underlying Common Shares are not deemed to be beneficially owned by the Reporting Person under Rule 13d-3 of the Act as of the date of this Statement.

* Based on 36,507,106 Common Shares outstanding as of December 11, 2015 as reported on the Issuer’s Registration Statement on Form S-3 (File No.: 333-208692), filed with the SEC on December 22, 2015.

(c)

On December 15, 2015, the Reporting Person exercised stock options into 10,000 Common Shares at an exercise price of $1.45 per Common Share. Except as described in this Amendment, the Reporting Person has not effected any transaction in the Common Shares during the past sixty days.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the addition of the following:

In connection with the grant of the Stock Options, the Reporting Person executed the Stock Option Agreement, which established the terms of the Stock Options.

The summary of the Stock Option Agreement in this Item 6 is not complete and is qualified in its entirety by reference to the complete Stock Option Agreement which is filed as Exhibit 7.12 to this Amendment and is incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended by the addition of the following exhibit:

Exhibit 7.12	Notice of Stock Option Grant and Stock Option Agreement between Ryo Kubota and Acucela Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2016

RYO KUBOTA

/s/ Ryo Kubota
Ryo Kubota